03 JAN -2 AM 8:05

December 27, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

03003161

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated December 20, 2002, (Issue of New Shares through a Third-party Capital Allocation)

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 1/22

December 20, 2002

Sumitomo Metal Industries, Ltd.
Representative: Hiroshi Shimozuma
President & Chief Executive Officer
(Code Number) 5405
Address: 4-5-33 Kitahama, Chuo-ku, Osaka
(Inquiries) Toshifumi Matsui
Chief, Public Relations Group
(Phone: 03-4416-6115)

Issue of New Shares through a Third-party Capital Allocation

I would like to inform you that the Board of Directors of Sumitomo Metal Industries, Ltd. decided to issue new shares through a third-party capital allocation at its meeting held on December 20, 2002. Details are as follows:

1. Issue of New Shares

(1) Number of New Shares (common share):	1,149,995,000
(2) Issue Price:	41 yen/share
(3) Total Amount Issued:	47,149,795,000 yen
(4) Amount Capitalized:	21 yen/share
(5) Subscription Period:	From: January 27, 2003 (Monday) To: January 29, 2003 (Wednesday)
(6) Payment Due Date:	January 30, 2003 (Thursday)
(7) Initial Date in Reckoning of Dividend:	October 1, 2002 (Tuesday)

(8) Third parties to receive share allocations and the number of stocks:
The number of third parties to receive share allocations is 13, and their profiles and the number of stocks to be allocated are as in the attachment.

(9) Substance of the agreement on the continuous ownership of the new stocks:
We plan to obtain a written pledge from the third parties to the effect that they shall report to us if they transfer the new stocks within 2 years from the issue date.

(Note) Basis for pricing:
We decided on an issue price of 41 yen, which is 97.74% of the average closing price

(41.95 yen) of our company's common stocks traded from November 20, 2002 (Wednesday) to December 19, 2002 (Thursday) at the Tokyo Stock Exchange.

2. Changes to the total number of issued shares as a result of this capital increase

(1) Current number of all issued shares:	3,632,272,511
(2) Number of newly issued shares:	1,149,995,000
(3) Total number of issued shares after the capital increase:	4,782,267,511

3. Reason for capital increase, application of funds and business outlook
   (1) Reason for the capital increase:
   To improve our financial position as quickly as possible.
   (2) Application of the funds generated by the capital increase:
   After deducting the estimated issue expenses of 300 million yen from the total of 47,149.795 million yen raised by the stock issue, we plan to appropriate the estimated residual amount of 46,849.795 million yen for the payment of debt and for the redeem of bonds..
   (3) Changes in the business performance outlook:
   There is no expectation that the business forecast will change as a result of this capital increase.

4. Dividend to shareholders

On the basis of a profit return to our shareholders, we will determine the dividend, taking into consideration the retained earnings necessary to maintain a stable management base, business results for the fiscal year as well as the outlook for the next term and the years to follow.

Regarding the interim dividend for this term, since we declared losses in the business year ending in March 2002, we could not pay a dividend as stipulated under Commercial Law. However, we cancelled losses by reversing the capital reserve as approved at the Shareholder's Meeting in June this year.

For the current term, we anticipate that an individual gain of 11 billion yen will be recorded. Therefore, based on the premise that we will secure profit available for dividend, we plan to resume the payment of a dividend at the 2002 settlement.

5. Equity finance for past three years

(1) Status of equity finance:

N/A.

(2) Stock prices of the past 3 settlement periods and the current period:

	FY ending March 2003	FY ending March 2002	FY ending March 2001	FY ending March 2000
Opening price	49	71	83	144
Highest price	57	103	90	187
Lowest price	36	38	58	59
Closing price	41	48	71	80
P/E ratio	-	-	44.1	-

(Note) 1. Closing price of the March 2003 term has been made equivalent to that of December 19, 2002.

2. P/E ratios for the years ending in March 2000 and 2002 are unavailable because of the losses incurred during these terms, and the ratio for the 2003 year is not yet available.

6. Profiles of the third parties to receive share allocations.

Please see the attachment.

(Attachment) Profile of the Third Parties and the Number of Shares to be Allocated.

Name of Third Party Person/Company			Sumitomo Corporation
Number of Shares to be Allocated			327,946,000 shares
Amount of Payment			13,445,786,000 yen
Company Profile	Address		8-11, Harumi 1-chome, Chuo-ku, Tokyo
	Name of Representative		Motoyuki Oka, Director and President
	Capital Stock		169,438 million yen (as of September 30, 2002)
	Business Description		General Trading Enterprise
	Major Shareholders		Japan Trustee Services Bank, Ltd.(Trust account) 4.41% Sumitomo Life Insurance Company 4.17% Mitsui Sumitomo Insurance Co., Ltd. 3.66%
Relationship	Investment	Number of third party's stocks held by our company	9,084,910 shares (as of September 30, 2002)
		Number of our stocks held by the third party	77,969,200 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Sales of steel products and purchase of raw materials
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			The Sumitomo Trust & Banking Co., Ltd.
Number of Shares to be Allocated			217,697,000 shares
Amount of Payment			8,925,577,000 yen
Company Profile	Address		5-33, Kitahama 4-chome, Chuo-ku, Osaka City
	Name of Representative		Atsushi Takahashi, Director and President
	Capital Stock		285,853 million yen (as of September 30, 2002)
	Business Description		Financial Business
	Major Shareholders		The Master Trust Bank of Japan, Ltd. (Trust account) 5.54% Japan Trustee Services Bank, Ltd.(Trust account) 4.61% UFJ Trust Bank, Ltd.(Trust account A) 3.44%
Relationship	Investment	Number of third party's stocks held by our company	4,367,107 shares (as of September 30, 2002)
		Number of our stocks held by the third party	122,481,000 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Deposit and borrowing
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Nippon Steel Corporation
Number of Shares to be Allocated			121,951,000 shares
Amount of Payment			4,999,991,000 yen
Company Profile	Address		6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
	Name of Representative		Akira Chihaya, Representative Director and President
	Capital Stock		419,524 million yen (as of September 30, 2002)
	Business Description		Iron and steel industry
	Major Shareholders		Japan Trustee Services Bank, Ltd. 5.72% Mitsui Asset Trust and Banking Company, Limited 5.31% Mizuho Corporate Bank, Ltd. 4.63%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
		Number of our stocks held by the third party	0 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Sales and purchase of steel product.
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Sumitomo Mitsui Banking Corporation
Number of Shares to be Allocated			116,045,000 shares
Amount of Payment			4,757,845,000 yen
Company Profile	Address		1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
	Name of Representative		Yoshifumi Nishikawa, Bank President
	Capital Stock		1,326,746 million yen (as of September 30, 2002)
	Business Description		Financial Business
	Major Shareholders		Sumitomo Life Insurance Company 4.00% Japan Trustee Services Bank, Ltd.(Trust account) 3.97% Nippon Life Insurance Company 3.35%
Relationship	Investment	Number of third party's stocks held by our company	7,756,824 shares (as of September 30, 2002)
		Number of our stocks held by the third party	120,360,068 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Deposit and borrowing
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Sumitomo Life Insurance Company
Number of Shares to be Allocated			113,675,000 shares
Amount of Payment			4,660,675,000 yen
Company Profile	Address		4-35, Shiromi 1-chome, Chuo-ku, Osaka City
Company Profile	Name of Representative		Shinichi Yokoyama, Director and President
Company Profile	Capital Stock		—
Company Profile	Business Description		Insurance business
Company Profile	Major Shareholders		—
Relationship	Investment	Number of third party's stocks held by our company	— shares (as of September 30, 2002)
Relationship	Investment	Number of our stocks held by the third party	116,886,000 shares (as of September 30, 2002)
Relationship	Business and other relations	Business transactions	Insurance and borrowing
Relationship	Business and other relations	Other transactions	None
Relationship	Business and other relations	Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Kobe Steel, Ltd.
Number of Shares to be Allocated			73,170,000 shares
Amount of Payment			2,999,970,000 yen
Company Profile	Address		10-26, Wakinohamacho 2-chome, Chuo-ku, Kobe-city
Company Profile	Name of Representative		Koshi Mizukoshi, Representative Director and President
Company Profile	Capital Stock		215,167 million yen (as of September 30, 2002)
Company Profile	Business Description		Iron and steel industry
Company Profile	Major Shareholders		Nippon Life Insurance Company 5.90% Mizuho Corporate Bank, Ltd. 4.91% UFJ Bank Ltd. 3.64%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
Relationship	Investment	Number of our stocks held by the third party	0 shares (as of September 30, 2002)
Relationship	Business and other relations	Business transactions	Sales and purchase of steel products
Relationship	Business and other relations	Other transactions	None
Relationship	Business and other relations	Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Mitsui Sumitomo Insurance Company Limited
Number of Shares to be Allocated			68,205,000 shares
Amount of Payment			2,796,405,000 yen
Company Profile	Address		27-2, Shinkawa 2-chome, Chuo-ku, Tokyo
	Name of Representative		Hiroyuki Uemura, Director and President
	Capital Stock		128,476 million yen (as of September 30, 2002)
	Business Description		Fire and casualty insurance business
	Major Shareholders		The Chase Manhattan Bank, N.A. London 3.42% The Chase Manhattan Bank, N.A. London, SL Omnibus Account 3.05% State Street Bank and Trust Company 2.98%
Relationship	Investment	Number of third party's stocks held by our company	2,197,473 shares (as of September 30, 2002)
		Number of our stocks held by the third party	35,608,068 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Insurance and borrowing
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			GINSEN CO., LTD.
Number of Shares to be Allocated			23,189,000 shares
Amount of Payment			950,749,000 yen
Company Profile	Address		6-12, Koraibashi 4-chome, Chuo-ku, Osaka City
	Name of Representative		Kunikatsu Yamamoto, Director and President
	Capital Stock		370 million yen (as of September 30, 2002)
	Business Description		Building rental service and insurance agency
	Major Shareholders		Mitsui Sumitomo Card Co., Ltd. 12.41% Asahi Breweries, Ltd. 11.50% Keihanshin Real Estate Co., Ltd. 11.50% Sanoyasu Hishino Meisho Corporation 11.50% The Daiwa Real Estate Co., Ltd. 11.50% Nikken Sekkei, Ltd. 11.50%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
		Number of our stocks held by the third party	0 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Office leasing
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			Sumitomo Mitsui Card Company, Limited
Number of Shares to be Allocated			23,189,000 shares
Amount of Payment			950,749,000 yen
Company Profile	Address		5-15, Imabashi 4-chome, Chuo-ku, Osaka City
	Name of Representative		Shigeyoshi Kato, Director and President
	Capital Stock		79,115 million yen (as of September 30, 2002)
	Business Description		Credit card business
	Major Shareholders		Sumitomo Mitsui Banking Corporation 46.89% SMBC Mortgage Co., Ltd. 44.96% The Japan Research Institute, Limited 5.36%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
		Number of our stocks held by the third party	0 shares (as of September 30, 2002)
	Business and other relations	Business transactions	None
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			SMBC Leasing Company, Limited
Number of Shares to be Allocated			23,189,000 shares
Amount of Payment			950,749,000 yen
Company Profile	Address		9-4, Nishishinbashi 3-chome, Minato-ku, Tokyo
	Name of Representative		Yohei Shiraga, Representative Director and President
	Capital Stock		57,600 million yen (as of September 30, 2002)
	Business Description		Leasing business
	Major Shareholders		Sumitomo Mitsui Banking Corporation 37.48% Sumitomo Mitsui Card Company, Limited 12.87% SMBC Finance Co., Ltd. 12.42%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
		Number of our stocks held by the third party	0 shares (as of September 30, 2002)
	Business and other relations	Business transactions	Equipment and machinery leasing
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Name of Third Party Person/Company			The Japan Research Institute, Limited
Number of Shares to be Allocated			23,189,000 shares
Amount of Payment			950,749,000 yen
Company Profile	Address		16 Ichiban-cho, Chiyoda-ku, Tokyo
	Name of Representative		Shunichi Okuyama, Representative Director and President
	Capital Stock		10,000 million yen (as of November 30, 2002)
	Business Description		Think-tank and consulting services, system development and information processing businesses
	Major Shareholders		The Japan Research Institute Holdings, Limited 100.00%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of November 30, 2002)
		Number of our stocks held by the third party	0 shares (as of November 30, 2002)
	Business and other relations	Business transactions	Purchase of packaging ware and others
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

Note) This company was spun off on November 1, 2002 from The Japan Research Institute Limited, (changed its name to The Japan Research Institute Holdings, Limited, on the same date), succeeding to all businesses from the previous company.

Name of Third Party Person/Company			Ohtemachi Properties, Inc.
Number of Shares to be Allocated			9,275,000 shares
Amount of Payment			380,275,000 yen
Company Profile	Address		3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Name of Representative		Mitsuyoshi Onodera, Representative Director and President
	Capital Stock		320 million yen (as of September 30, 2002)
	Business Description		Real estate leasing
	Major Shareholders		NICHIHA CORPORATION 11.50% Keihanshin Real Estate Co., Ltd. 11.50% Nikken Sekkei, Ltd. 11.50%
Relationship	Investment	Number of third party's stocks held by our company	0 shares (as of September 30, 2002)
		Number of our stocks held by the third party	0 shares (as of September 30, 2002)
	Business and other relations	Business transactions	None
		Other transactions	None
		Personal relationship	None
Matters related to the ownership of our shares			We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.

<table>
<tr><td colspan="3">Name of Third Party Person/Company</td><td colspan="2">QUOQ Inc.</td></tr>
<tr><td colspan="3">Number of Shares to be Allocated</td><td colspan="2">9,275,000 shares</td></tr>
<tr><td colspan="3">Amount of Payment</td><td colspan="2">380,275,000 yen</td></tr>
<tr><td rowspan="5">Company Profile</td><td colspan="2">Address</td><td colspan="2">2-13, Minamihorie 1-chome, Nishi-ku, Osaka City</td></tr>
<tr><td colspan="2">Name of Representative</td><td colspan="2">Yasuo Noishiki, Representative Director and President</td></tr>
<tr><td colspan="2">Capital Stock</td><td colspan="2">1,000 million yen (as of September 30, 2002)</td></tr>
<tr><td colspan="2">Business Description</td><td colspan="2">Purchase of monetary assets</td></tr>
<tr><td colspan="2">Major Shareholders</td><td>The Japan Research Institute, Limited
Ohtemachi Properties, Inc.
GINSEN CO., LTD
Sumitomo Mitsui Card Company, Limited</td><td>14.13%
11.35%
10.00%
10.00%</td></tr>
<tr><td rowspan="5">Relationship</td><td rowspan="2">Investment</td><td>Number of third party's stocks held by our company</td><td colspan="2">0 shares (as of September 30, 2002)</td></tr>
<tr><td>Number of our stocks held by the third party</td><td colspan="2">0 shares (as of September 30, 2002)</td></tr>
<tr><td rowspan="3">Business and other relations</td><td>Business transactions</td><td colspan="2">None</td></tr>
<tr><td>Other transactions</td><td colspan="2">None</td></tr>
<tr><td>Personal relationship</td><td colspan="2">None</td></tr>
<tr><td colspan="3">Matters related to the ownership of our shares</td><td colspan="2">We plan to obtain a written pledge from the third party to the effect that they shall report to us in the event they transfer the new stocks within 2 years after the issue date.</td></tr>
</table>

03 JAN -2 AM 8:05

December 26, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated December 26, 2002, (Integration of the Stainless Steel Businesses of Nippon Steel and Sumitomo Metals)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

December 26, 2002
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.

Integration of the Stainless Steel Businesses of Nippon Steel and Sumitomo Metals

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo, president: Akira Chihaya) and Sumitomo Metal Industries, Ltd. (place of business: Chuo-ku, Osaka, president: Hiroshi Shimozuma) signed the basic memorandum with a view to integrating both companies' stainless steel businesses, in June of this year. Since then, studies have been conducted by the Business Integration Study Committee, and now reaching an agreement to implement the business integration of both companies' stainless steel businesses, they have entered into a definitive agreement therefor.

Its outline is as follows:

1. Company Name: Nippon Steel Sumikin Stainless Steel Corporation (provisional name)
2. Purpose of integration: Structural strengthening of the profit base of the stainless steel businesses of both companies.
3. Subject business: Stainless steel sheets, medium and heavy plates, round bars, and slabs (provided that Sumitomo Metals' businesses at Naoetsu and Kokura are excluded).
4. Scale of business: Sales of approx. ¥150 billion/year, production of approx. 1 million tons/year (on an actual output basis).
5. Date of integration: October 1, 2003
6. Method of business integration: Joint *Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split)
7. Share allotment ratio: Nippon Steel 80 : Sumitomo Metals 20

Please direct any inquiries on this matter to the following:
Public Relations Center, Corporate Secretariat Div., Nippon Steel Corporation: Telephone: 03-3275-5022

Public Relations Group, Public Relations and Investor Relations
Department, Sumitomo Metal Industries, Ltd.:
Telephone: 03-4416-6115